REGENCY CENTERS CORPORATION
                          121 Forsyth Street, Suite 200
                           Jacksonville, Florida 32202


                                 April 12, 2005


VIA EDGAR
---------

Mail Stop 0409

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549

Attention:        Ms. Linda van Doorn
                  Senior Chief Accountant

         Re:      Regency Centers Corporation
                  ---------------------------
                  Form 10-K for year ended December 31, 2004
                  File No. 1-12298

Dear Ms. Van Doorn:

This letter is in response to your letter dated April 1, 2005 containing comments to the captioned filing. The comments are set forth in bold type below, followed by Regency's responses.

Form 10-K for the year ended December 31, 2004

Real Estate Investments, page F-12

1. Paragraph 7 of SFAS 144 defines impairment as the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. It further clarifies that a property to be held and used is considered to be impaired when its carrying value is not recoverable and the carrying value exceeds fair value. This note indicates that if a held for use property is "permanently impaired" you will write it down to fair value. Please clarify to us if the application of this policy has yielded different results than would have resulted from the application of paragraph 7 of SFAS 144. In addition, please show us how you propose to change the text of this note in future filings to clarify the application of paragraph 7 of SFAS 144. Please also confirm to us that you will remove the reference to "permanent impairment' in future filings.


Company Response: The application of our policy complies with paragraph 7 of SFAS 144 and has not yielded different results than that required by SFAS 144. Our use of the term "permanently impaired" was not intended to imply a different accounting than described in paragraph 7 and we considered its definition to be the same as "not recoverable". We will revise our disclosures in future filings to replace the statement "In the event a property is permanently impaired..." to

Securities and Exchange Commission
April 12, 2005
Page 2


"In the event that the carrying amount of a property is not recoverable and exceeds its fair value, the Company will write down the asset to fair value for `held and used' assets and to fair value less costs to sell for `held-for-sale' assets."


                                    * * * * *

In accordance with your request, I hereby acknowledge on behalf of Regency as follows:


        o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

        o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

        o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you have any questions concerning this response.

Sincerely,

/s/ J. Christian Leavitt

J. Christian Leavitt
Senior Vice President and
   Chief Accounting Officer

cc:      Eric McPhee
         Staff Accountant